
November 22, 2010

Russell Haraburda, President and Chief Executive Officer
EnviraTrends, Inc.
1900 Main Street, Suite 312
Sarasota, FL 34236

> **Re: EnviraTrends, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **File No. 333-164086**

Dear Mr. Haraburda:

　　We have reviewed your amended registration statement and response letter filed on November 12, 2010 and have the following comments.

General

1.　　We note your response to comment one in our letter dated August 26, 2010. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932. We believe that your business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. As noted previously, disclosures throughout the registration statement indicate that you are a development stage company not only with no revenues but also with minimal assets, an accumulated loss, no capital to pursue your business plan, and no formal agreement with a manufacturer to make your product. Further, your disclosure indicates that you will not be pursuing any part of your plan of operations until you have raised additional funds, but you do not have any plans to do so and your current offering is a resale transaction. Please revise the registration statement to comply with Rule 419.

2.　　We note your response to comment three in our letter dated August 26, 2010 and reissue this comment. In this regard, please provide a more detailed explanation as to why the private offering that you conducted following the filing of the initial registration statement should not be integrated with the public offering. For example, and without limitation, please identify each of the investors and explain the substantive, pre-existing relationship, and provide a detailed explanation of how these investors were identified and contacted.

3.   Please update your filing, as applicable, for the year ended September 30, 2010.

Business, page 4

4.   We note your disclosure in the third bulleted paragraph on page five in which you state that your current business plan requires only up to an additional $50,000. However, you further state that if you secure the "necessary" funding of up to $500,000, then you plan to open a production/showroom facility. Please revise your disclosure here and on page 22 to clarify the amount of funds required to implement your current business plan.

Risks Related to our Business, page 9

Because our current business plan anticipates that we will depend . . . , page 9

5.   Please revise the fourth sentence to delete "or maintain" since you do not currently have any agreements with third party manufacturers or distributors.

Although we will be a mandatory reporting company under Section 12(g) . . . , page 12

6.   Given that the September 30, 2010 date has passed, please update your disclosures in this risk factor.

Management's Discussion and Analysis of Financial Condition . . . , page 25

Liquidity and Capital Resources, page 26

7.   We have reviewed your response to prior comment 26 from our letter dated August 26, 2010. You disclose that you have raised $220,600 through the sale of common stock and an affiliate has provided $23,150 during the period June 22, 2009 (date of inception) through June 30, 2010. Based on your statements of cash flows, it appears that you actually raised $210,700 through the sale of common stock and an affiliate has provided $53,315 during the period June 22, 2009 through June 30, 2010. Please revise or advise.

Going Concern, page 27

8.   We have reviewed your response to prior comment 27 from our letter dated August 26, 2010. You now disclose that your negative working capital was $96,386 as of December 31, 2009. It is not clear why you are discussing an amount as of December 31, 2009. Please update your disclosures as of September 30, 2010.

9. We note your disclosure that you have begun marketing and advertising campaigns. Your disclosures on pages five and 22 do not describe any engagement in marketing and advertising campaign activities. Please either revise your disclosures throughout the prospectus to clearly describe any marketing and advertising activities or delete the statement in this section.

Financial Statements, page F-1

General

10. We have reviewed your response to prior comment 30 from our letter dated August 26, 2010. Please include financial statements for the year ended September 30, 2010. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Part II—Information Not Required in Prospectus, page 35

Recent Sales of Unregistered Securities, page 35

11. We note your statement that "[t]he shares were issued under Section 4(2) of the Securities Act of 1933". If you intend for this statement to apply to each listed stock transaction in this section, please revise your disclosure to clearly state that you relied upon the Section 4(2) exemption for all of the issuances.

12. Please identify the investor in the April 23, 2010 issuance.

Exhibits, page 36

13. We note that you indicate certain exhibits are filed with the registration statement, but you do not indicate the location of the other exhibits. Please revise exhibit index to specifically identify the location of each exhibit. To the extent you have previously filed an exhibit, please specifically identify the filing and the filing date.

Exhibit 5.1

14. Please have counsel revise the second paragraph to delete the phrase, "as in our judgment", as we regard the phrase as an inappropriate subjective qualifier to your opinion.

15. Please have counsel revise the last paragraph of the opinion to provide counsel's consent to the filing of the opinion as an exhibit to the registration statement.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

You may contact Jeffrey Gordon at (202) 551-3866 or, in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Wyoming Corporate Services, Inc.
         2710 Thomes Ave.
         Cheyenne, Wyoming 82001

cc: Michael Williams, Esq. *(via facsimile at* (813) 832-5284)
         Williams Law Group, P.A.
         2503 West Gardner Court
         Tampa, FL 33611